Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

CASH DIVIDEND PAYMENT

The shareholders of Grupo Financiero Galicia S.A. (the “Company”) are hereby notified that, on May 3, 2021, the board of directors of the Company, in accordance with the authorizations and approvals provided at the Company’s Ordinary and Extraordinary Shareholders’ meeting held on April 27, 2021, authorized the payment by the Company of a cash dividend on or following May 10, 2021 (or on such other date or dates as may be determined in accordance with the applicable laws of the jurisdictions in which the relevant shares of the Company are listed) in the amount of Ps. 1,500,000,000.00. The aforementioned cash dividend amounts to approximately Ps. 1.01716148689917 per share (each such share having a face value of Ps. 1.00) and is equivalent to 101.7161% of the Company´s outstanding capital stock according to the Company’s December 31, 2020, financial statements.

The Company will deduct from the anticipated payment of such cash dividend any amount, to the extant applicable, to be paid by the Company in respect of certain Personal Asset Taxes in accordance with the third paragraph of the unnumbered article incorporated below article 25 of Law 23,966 (as replaced by art. 4 of Law No. 26,452) for the 2020 fiscal year.

The distribution of any such dividends is not expected to be subject to the seven percent (7%) withholding tax set forth under articles 74, 97 and 193 of the Argentine Income Tax Law (in accordance with Decree 824/2019, as amended).

The payment of any such cash dividends will be made through Caja de Valores S.A., which is located at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, during the hours between 10:00 a.m. to 3:00 p.m. (Bs. As. Time) and such payments will be made in compliance with Section 95 of the applicable listing rules.

Holders of American Depositary Receipts (“ADRs”) will be paid through the Bank of New York Mellon, which acts as the depositary with respect to such ADRs, in accordance with and on such date as is determined by the applicable rules and regulations of the jurisdiction in which such ADRs are listed (including any such regulations in place regarding the conversion of any portion of such dividend into foreign currency).

May 3, 2021

Buenos Aires

A. Enrique Pedemonte

Authorized Representative

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com